Exhibit 4.1

Richard D. Lara Executive Vice President & General Counsel Phone: 305-644-4824 rlara@sbscorporate.com

ALL DEPOSITORIES, NOMINEES, BROKERS AND OTHERS:

PLEASE FACILITATE THE TRANSMISSION OF THIS NOTICE

TO ALL BENEFICIAL OWNERS

NOTICE TO THE HOLDERS OF

SPANISH BROADCASTING SYSTEM, INC.

10  3⁄4% SERIES B CUMULATIVE EXCHANGEABLE REDEEMABLE

PREFERRED STOCK (CUSIP 846425783)

November 28, 2017

Dear Series B Preferred Shareholders:

We are writing to you as holders of the 10 3/4% Series B Cumulative Exchangeable Redeemable Preferred Stock (the “Series B Preferred Shares”) of Spanish Broadcasting System, Inc. (“SBS”). On November 2, 2017, a complaint was filed against SBS in the Court of Chancery for the State of Delaware by certain holders of the Series B Preferred Shares purporting to represent, in the aggregate, approximately 94.16% of the outstanding Series B Preferred Shares (the “Complaint”). Specifically, we write to notify you that if the allegations set forth in the Complaint are correct, which SBS does not concede, and the collective ownership of non-U.S. entities exceeds 63 percent of the outstanding Series B Preferred Shares as reflected therein, then non-U.S. entities own well in excess of 25 percent of the equity of SBS in violation of Section 310(b)(4) of the Communications Act of 1934, as amended (the “Act”).

The current ownership of the Series B Preferred Shares also appears to violate the foreign ownership restrictions set forth in the Third Amended and Restated Certificate of Incorporation of SBS (the “Certificate of Incorporation”). Article X of the Certificate of Incorporation of SBS contains provisions governing foreign ownership of the stock in SBS and compliance with Section 310 of the Act. Specifically, Section 10.2 provides in part that “…not more than twenty five percent of the aggregate number of shares of [c]apital [s]tock of [SBS] outstanding in any class or series entitled to vote on any matter before a meeting of stockholders of [SBS] shall at any time be held for the account of aliens or their representatives …or for the account of any corporation organized under the laws of a foreign country.”

As we are certain you appreciate, the Federal Communications Commission (“FCC”) broadcast licenses granted to SBS and its subsidiaries are among the most, if not the most, valuable assets of SBS. Given the new information just disclosed to SBS in the Complaint regarding the ownership of a majority of the Series B Preferred Shares by non-U.S. entities, SBS must take immediate remedial action in order to ensure that transfers of Series B Preferred Shares that have been completed in violation of the Act and the Certificate of Incorporation do

Spanish Broadcasting System, Inc.

PABLO RAÚL ALARCÓN MEDIA CENTER 7007 NW 77TH AVENUE, MIAMI, FL 33166

not adversely affect its FCC broadcast licenses and ability to continue its business operations. Accordingly, consistent with the obligations and authority provided to SBS by the rules promulgated under the Act and by Article X of the Certificate of Incorporation, and subject to the additional terms set forth in this letter, you are hereby notified that, effective immediately, SBS has suspended all of the rights in the Series B Preferred Shares held by you other than your right to transfer your shares to a citizen of the United States. This suspension of your rights will remain in place until SBS has concluded that (1) your shares should be treated as not owned by aliens or their representatives, as these terms are used under the Act, or (2) the ownership by the holders of the Series B Preferred Shares (including the ownership of any shares by non-U.S. entities) complies with the requirements of the Act and the Certificate of Incorporation.

Consistent with the requirements of Section 10.3 and 10.4 of the Certificate of Incorporation, your shares shall hereafter be represented by “Foreign Share Certificates,” subject to the terms and provisions contained in the Certificate of Incorporation that are applicable to such shares, unless and until the Company subsequently determines that your shares are properly represented by “Domestic Share Certificates” (as provided in the Certificate of Incorporation), if applicable. SBS also reserves the right to declare any transfer of Series B Preferred Shares made in violation of its Certificate of Incorporation or the Act to be ineffective and thereby void. We direct your attention to the last paragraph of Article X of the Certificate of Incorporation which provides in part that the transfer of shares of the capital stock of SBS “…shall not be permitted, and shall be ineffective, if such transfer …would (i) violate (or would result in a violation of) the [Act] or any of the rules or regulations promulgated thereunder or (ii) require the prior approval of the FCC, unless such prior approval has been obtained.”

In order for SBS to properly determine whether to withdraw the suspension of your rights as a holder of Series B Preferred Shares or to take additional remedial actions with respect to your shares, you are hereby directed to provide to SBS by no later than 12 noon EST on December 4, 2017, as a holder of Series B Preferred Shares, a certification regarding the identity, address, number of Series B Preferred Shares owned and citizenship or place of incorporation of the shareholder and, if the shareholder is an entity, information sufficient to demonstrate that the entity is not considered to be an alien or a representative of an alien, as these terms are used under the Act. SBS reserves the right to request any additional information and supporting documentation as necessary or appropriate in order for it to complete its review and analysis of the current ownership of its Series B Preferred Shares, and to confirm compliance with the provisions of Article X of its Certificate of Incorporation and applicable law, including Section 310 of the Act. SBS also reserves all rights, in law and in equity, in the event of any refusal by a holder of Series B Preferred Shares to provide the requested information and certification.

Simultaneously herewith, the Company has notified the United States Federal Communications Commission of the remedial actions taken by SBS as described in this letter. SBS has also filed a Current Report on Form 8-K with the Securities and Exchange Commission disclosing these matters and actions taken by SBS, including the suspension of rights described herein, in order to ensure the continuing compliance by SBS with the Act and its Certificate of Incorporation.

Spanish Broadcasting System, Inc.

PABLO RAÚL ALARCÓN MEDIA CENTER 7007 NW 77TH AVENUE, MIAMI, FL 33166

Following the submission of the requested information and certification by each of the holders of Series B Preferred Shares, SBS will seek to accommodate any requests for in-person meetings or telephone conferences during regular business hours with such holders or their authorized representatives to discuss your individual and/or collective views on this matter.

The requested information and certification described above should be directed to: Spanish Broadcasting System, Inc., 7007 NW 77th Avenue, Miami, Florida 33166, Attn: Richard D. Lara, Esq., General Counsel. If you have any questions about this letter or any of the actions of SBS described herein, you are directed to contact Mr. Lara at rlara@sbscorporate.com.

Sincerely,

/s/ Richard D. Lara
Richard D. Lara
Executive Vice President & General Counsel

Spanish Broadcasting System, Inc.

PABLO RAÚL ALARCÓN MEDIA CENTER 7007 NW 77TH AVENUE, MIAMI, FL 33166